                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-76546

                                3,000,000 SHARES
                                       OF

                         CHESAPEAKE ENERGY CORPORATION

                  6.75% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $50 PER SHARE)

                                      AND
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------
     This prospectus relates to the offering for resale of Chesapeake Energy Corporation's 6.75% Cumulative Convertible Preferred Stock (liquidation preference $50 per share) and the shares of our common stock issuable upon conversion of the preferred stock. In this prospectus, the terms "Chesapeake", "we", or "us" will each refer to Chesapeake Energy Corporation and its subsidiaries. 3,000,000 shares of the preferred stock were sold to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act, in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through the initial purchasers, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Salomon Smith Barney Inc. This prospectus will be used by selling securityholders to resell their shares of our preferred stock and shares of our common stock issuable upon conversion of their preferred stock. We will not receive any proceeds from sales by the selling securityholders.

     We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is
(405) 848-8000.

                     CONVERTIBILITY OF THE PREFERRED STOCK:

     Holders may convert their preferred stock at any time into 6.4935 shares of common stock of Chesapeake per share of preferred stock. The conversion rate may be adjusted upon the occurrence of certain events. The common stock currently trades on the New York Stock Exchange under the symbol "CHK." The closing price of the common stock on the New York Stock Exchange was $5.32 per share on January 29, 2002.

           MANDATORY CONVERSION OF THE PREFERRED STOCK AT OUR OPTION:

     On or after November 20, 2004, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock equals or exceeds 130% of the then prevailing conversion price of the preferred stock.

     In addition, if there are less than 250,000 shares of preferred stock outstanding, we may, on or after November 20, 2006, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the then prevailing conversion price or the average closing price of the common stock for the five trading day period ending on the second day immediately preceding the date fixed for conversion.
                             ---------------------
     INVESTING IN THE PREFERRED STOCK OR OUR COMMON STOCK INVOLVES RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                January 30, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
Prospectus Summary..........................................    1
Risk Factors................................................    4
Ratios of Earnings to Fixed Charges.........................   10
Use of Proceeds.............................................   10
Business....................................................   10
Description of the Preferred Stock..........................   10
Description of Chesapeake Capital Stock.....................   18
Federal Income Tax Considerations...........................   23
Notice to Canadian Residents................................   26
Selling Securityholders.....................................   27
Plan of Distribution........................................   29
Legal Matters...............................................   30
Experts.....................................................   30
Where You Can Find More Information.........................   31
Forward-Looking Statements..................................   31

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling security holder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling security holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under "Risk Factors." In addition, certain statements include forward-looking information which involves risks and uncertainties. See "Forward-Looking Statements."

                                  THE COMPANY

     We are among the ten largest independent natural gas producers in the United States. We own interests in approximately 7,200 producing oil and gas wells with approximately 1.6 tcfe of proved reserves in the United States, as of September 30, 2001 (using oil and gas prices of 23.45 per barrel of oil and 3.50 per mcf of gas). More than 90% of our reserves are natural gas. Our primary operating area is the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle and in which 85% of our reserves are located. We have smaller operations in the Deep Giddings field in Texas, the Permian Basin region of southeastern New Mexico and the Williston Basin of North Dakota and Montana.

     Our executive offices are located at 6100 North Western Avenue, Oklahoma City , Oklahoma 73118, and our telephone number is (408) 848-8000.

                                  THE OFFERING

     On November 13, 2001, we completed a private offering of the preferred stock. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the preferred stock, to file a shelf registration statement with the SEC by January 12, 2002 with respect to resales of the preferred stock and common stock issued upon the conversion thereof. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by May 12, 2002 and to keep the shelf registration statement effective until November 13, 2003 or such earlier date as of which the preferred stock and common stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement.

SECURITIES OFFERED............   3,000,000 shares of 6.75% cumulative
                                 convertible preferred stock.

DIVIDENDS.....................   Cumulative annual dividends of $3.375 per share
                                 payable quarterly in cash on each February 15, May 15, August 15 and November 15, commencing
                                 February 15, 2002, when, as and if declared by the board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the preferred stock will accumulate and be cumulative from the date of issuance thereof.
                                 Accumulated dividends on the preferred stock will not bear interest.

LIQUIDATION PREFERENCE........   $50 per share, plus accumulated and unpaid
                                 dividends.

RANKING.......................   The preferred stock will rank with respect to
                                 dividend rights and rights upon our
                                 liquidation, winding-up or dissolution:

                                 - senior to all of our common stock and to all
                                   of our other capital stock unless the terms of that stock expressly provide that it ranks senior to or on a parity with the preferred stock;

                                 - on a parity with any of our capital stock
                                   issued in the future the terms of which
                                   expressly provide that it will rank on a parity with the preferred stock; and

                                 - junior to all of our capital stock the terms
                                   of which expressly provide that such stock will rank senior to the preferred stock.

                                 All of our outstanding capital stock will rank junior to the preferred stock. We have no other preferred stock outstanding.

REDEMPTION....................   Shares of preferred stock are not redeemable by
                                 us.

CONVERSION RIGHTS.............   Each share of preferred stock may be converted
                                 at any time, at the option of the holder, into
                                 6.4935 shares of common stock (which is
                                 calculated using an initial conversion price of $7.70 per share of common stock) plus cash in lieu of fractional shares. The conversion price is subject to adjustment upon the occurrence of certain events.

MANDATORY CONVERSION..........   On or after November 20, 2004, we may, at our
                                 option, cause the preferred stock to be
                                 automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30
                                 consecutive trading days (including the last trading day of such period), the closing price of our common stock equals or exceeds 130% of the then prevailing conversion price of the preferred stock.

                                 In addition, if there are less than 250,000 shares of preferred stock outstanding, we may, on or after November 20, 2006, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the then prevailing conversion price and the average closing price of the common stock for the five trading day period ending on the second day immediately preceding the date fixed for conversion.

CHANGE OF CONTROL.............   Except as provided below, upon a change of
                                 control, each holder of preferred stock shall, in the event that the market value of our common stock at such time is less than the conversion price, have a one-time option to convert all of its shares of preferred stock into shares of common stock at an adjusted conversion price equal to the greater of (x) the market value of the common stock
                                 (determined as described herein) and (y)
                                 $4.0733, which is 66 2/3% of the recent common stock price set forth on the cover of this prospectus.

                                 In lieu of issuing the shares of common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such common stock otherwise issuable as of the change of control date.

                                 Notwithstanding the foregoing, upon a change of control in which (1) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party that is listed on a national securities exchange or quoted on the NASDAQ National Market and (2) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party and the preferred stock becomes convertible solely into such common stock, the conversion price will not be adjusted as described above.

VOTING RIGHTS.................   Except as required by Oklahoma law and our
                                 certificate of incorporation, which includes the certificate of designation for the preferred stock, the holders of preferred stock will have no voting rights unless dividends payable on the preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors (or one director if fewer than six directors compose our board prior to appointment) and the number of directors that compose our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least
                                 66 2/3% of the outstanding preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the preferred stock.

TAX CONSEQUENCES..............   The U.S. Federal income tax consequences of
                                 purchasing, owning and disposing of the
                                 preferred stock and any common stock received upon its conversion are described in "Federal
                                 Income Tax Considerations." Prospective
                                 investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. Federal income tax purposes, in which case they would not be treated as dividends for U.S. Federal income tax purposes.

COMMON STOCK..................   Our common stock is listed for trading on the
                                 NYSE under the symbol "CHK."

                                  RISK FACTORS

     AN INVESTMENT IN THE PREFERRED STOCK INVOLVES CERTAIN RISKS THAT A POTENTIAL INVESTOR SHOULD CAREFULLY EVALUATE PRIOR TO MAKING AN INVESTMENT IN THE PREFERRED STOCK. SEE "RISK FACTORS."

                                  RISK FACTORS

     In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company, the preferred stock and our common stock should be considered carefully in deciding whether to participate in the exchange offer.

RISKS RELATED TO OUR BUSINESS

  OIL AND GAS PRICES ARE VOLATILE. A DECLINE IN PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS, CASH FLOWS, ACCESS TO CAPITAL AND ABILITY TO GROW.

     Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for our oil and gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on current prices at the time of redetermination. In addition, we may have ceiling test writedowns if prices decline significantly from present levels.

     Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

     - political instability or armed conflict in oil producing regions;

     - worldwide and domestic supplies of oil and gas;

     - weather conditions;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - the availability of pipeline capacity;

     - the price and level of foreign imports;

     - domestic and foreign governmental regulations and taxes;

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls; and

     - the overall economic environment.

     These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 91% of our proved reserves are currently natural gas reserves, we are more susceptible to movements in natural gas prices.

     The recent prices we have received for our natural gas are significantly lower than what we received in early 2001. At year end 2000, Henry Hub natural gas spot prices exceeded $10.00 per MMbtu. At September 28, 2001, the spot price for Henry Hub gas dropped to $1.83 per MMbtu. On December 31, 2001 the NYMEX spot price for Henry Hub natural gas was $2.74 per MMbtu. Recent spot prices have continued to fluctuate.

  OUR LEVEL OF INDEBTEDNESS MAY ADVERSELY AFFECT OPERATIONS AND LIMIT GROWTH, AND WE MAY HAVE DIFFICULTY MAKING INTEREST AND PRINCIPAL PAYMENTS ON OUR INDEBTEDNESS AS THEY BECOME DUE.

     As of September 30, 2001, we had long-term indebtedness of approximately $1.3 billion, which included bank indebtedness of approximately $189 million. Our long-term indebtedness represented approximately 67% of our total book capitalization at September 30, 2001. As of December 31, 2001, we had long-term indebtedness of approximately $1.3 billion, which included no bank indebtedness. We will continue to be highly leveraged after this exchange.

     Our level of indebtedness affects our operations in several ways, including the following:

     - a substantial portion of our cash flows must be used to service our indebtedness, and we cannot assure you that our business will generate sufficient cash flow from operations to enable us to continue to meet our obligations under our indebtedness;

     - a high level of indebtedness increases our vulnerability to general adverse economic and industry conditions;

     - the covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

     - our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

     - a high level of indebtedness may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate and other purposes.

     We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

     In addition, our bank borrowing base is subject to periodic redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. We cannot assure you that we will have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

  LOWER OIL AND GAS PRICES COULD NEGATIVELY IMPACT OUR ABILITY TO BORROW.

     Lower natural gas prices could reduce our capacity to borrow under our bank credit facility or under our indenture covenants. Natural gas prices at December 31, 2001 were significantly below prices prevailing at December 31, 2000. Our current bank credit facility limits our borrowings to a borrowing base, presently $225 million. The borrowing base is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our incurrence of indebtedness. The indebtedness limitations in the indentures are based on a variety of financial measurements including a ratio that is dependent upon a percentage of our adjusted consolidated net tangible assets, which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year.

  OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The energy industry is extremely competitive. This is especially true with regard to exploration for, and development and production of, new sources of oil and natural gas. As an independent producer of oil and natural gas, we frequently compete against larger and financially stronger companies in acquiring properties suitable for exploration, in contracting for drilling equipment and other services and in securing trained personnel.

  OUR COMMODITY PRICE RISK MANAGEMENT TRANSACTIONS MAY EXPOSE US TO THE RISK OF FINANCIAL LOSS IN CERTAIN CIRCUMSTANCES.

     In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. These arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which:

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

     - the counterparties to our contracts fail to perform the contracts.

     Some of our commodity price risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations with respect to our commodity price risk management transactions exceed certain levels. Because of current commodity prices, we have no cash collateral requirements under our present risk management arrangements. Future collateral requirements are uncertain, but will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

  ESTIMATES OF OIL AND GAS RESERVES ARE UNCERTAIN AND INHERENTLY IMPRECISE.

     This prospectus contains estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

     Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties. At December 31, 2000, approximately 30% (27% on a pro forma basis for the Gothic acquisition) by volume of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The estimates of these reserves included the assumption that we would make significant capital expenditures to develop the reserves, including $216 million ($235 million on a pro forma basis for the Gothic acquisition) in 2001. Although we have prepared estimates of our oil and gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.

     You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and gas reserves. In accordance with Securities and Exchange Commission requirements, the estimates of present values are based on prices and costs as of the date of the estimates, except as otherwise noted in this prospectus.

     If the present value of our combined proved reserves were calculated using NYMEX spot prices of $22.00 per barrel of oil and $3.00 per mcf of gas, adjusted for our price differentials, the present value of our combined proved reserves at December 31, 2000 would have been $1.65 billion ($1.52 billion excluding Canadian reserves, which were sold on October 1, 2001).

     Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

     The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

  IF WE ARE NOT ABLE TO REPLACE RESERVES, WE MAY NOT BE ABLE TO SUSTAIN PRODUCTION.

     Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition, our proved reserves will decline over time. In addition, approximately 30% (27% on a pro forma basis for the Gothic acquisition) of our total estimated proved reserves at December 31, 2000 were undeveloped. By their nature, undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We cannot assure you that we can successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

  IF WE DO NOT MAKE SIGNIFICANT CAPITAL EXPENDITURES, WE MAY NOT BE ABLE TO REPLACE RESERVES.

     Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility, debt and equity issuances and the sale of non-core assets. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, there can be no assurance that additional bank debt, debt or equity issuances or other methods of financing will be available to meet these requirements.

  ACQUISITIONS ARE SUBJECT TO THE UNCERTAINTIES OF EVALUATING RECOVERABLE RESERVES AND POTENTIAL LIABILITIES.

     Our recent growth is due in part to acquisitions of exploration and production companies and producing properties. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

     We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources which are substantially greater than those available to us. Therefore, we cannot assure you that we will be able to acquire oil and gas properties that contain economically recoverable reserves or that we will complete such acquisitions on acceptable terms.

     Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. While it is our current intention to continue to concentrate on acquiring properties with development and exploration potential located in the Mid-Continent region, there can be no assurance that in the future we will not decide to pursue acquisitions or properties located in other geographic regions. To the extent that such acquired properties are substantially different than our existing properties, our ability to efficiently realize the economic benefits of such transactions may be limited.

  FUTURE PRICE DECLINES MAY RESULT IN A WRITE-DOWN OF ASSET CARRYING VALUES.

     We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (productive and nonproductive) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the units-of-production method. These capitalized costs are subject to a ceiling test, however, which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter utilizing the prices for oil and gas at that date. At September 30, 2001, our unamortized costs of oil and gas properties exceeded this ceiling amount by approximately $220 million due to low gas prices in effect on that date. The NYMEX spot price for natural gas at Henry Hub was $1.83 per MMbtu on September 28, 2001. However, due to a subsequent recovery in market prices for natural gas, we were not required to record a write-down of oil and gas properties. The NYMEX spot price for Henry Hub natural gas on December 31, 2001 was $2.74 per MMbtu. A decline in gas and oil prices or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against future earnings.

  OIL AND GAS DRILLING AND PRODUCING OPERATIONS ARE HAZARDOUS AND EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

     - injury or loss of life;

     - severe damage to or destruction of property, natural resources and equipment;

     - pollution or other environmental damage;

     - clean-up responsibilities;

     - regulatory investigations and penalties; and

     - suspension of operations.

     Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover casualty losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

  EXPLORATION AND DEVELOPMENT DRILLING MAY NOT RESULT IN COMMERCIALLY PRODUCTIVE RESERVES.

     We do not always encounter commercially productive reservoirs through our drilling operations. We cannot assure you that the new wells we drill or participate in will be productive or that we will recover all or any portion of our investment in wells drilled. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs and equipment.

  THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

     We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business.

RISKS RELATED TO THE PREFERRED STOCK

  WE MAY NOT BE ABLE TO PAY CASH DIVIDENDS ON THE PREFERRED STOCK.

     We are required to pay all declared dividends on the preferred stock in cash. Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the preferred stock, only if certain financial tests are met. From December 31, 1998 through March 31, 2000, we did not meet the debt incurrence test contained in one of our indentures. As a result, we were unable to pay dividends on our then existing preferred stock. Beginning June 30, 2000, we met this debt incurrence test, and resume paying quarterly preferred stock dividends on November 1, 2000. As of September 30, 2001, our coverage ratio, as calculated in accordance with our most restrictive senior notes indenture, was approximately 7 to 1. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the preferred stock, we will be unable to pay cash dividends on the preferred stock unless we can refinance amounts outstanding under those agreements. Our failure to pay cash dividends on the preferred stock could result in the election of up to two members of our board of directors by the holders of the preferred stock.

     Under Oklahoma law, cash dividends on capital stock may only be paid from "surplus" or, if there is no "surplus," from the corporation's net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate "surplus," which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay dividends on the preferred stock.

      RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as net income (loss) before income taxes, extraordinary items, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), and amortization of debt expenses and discount or premium relating to any indebtedness.

                              YEAR ENDED                           YEAR ENDED
                               JUNE 30,     SIX MONTHS ENDED      DECEMBER 31,      NINE MONTHS ENDED
                              -----------     DECEMBER 31,     ------------------     SEPTEMBER 30,
                              1996   1997         1997         1998   1999   2000         2001
                              ----   ----   ----------------   ----   ----   ----   -----------------
Ratio of earnings to
  combined fixed charges and
  preferred dividends.......  2.4x   (a)          (b)          (c)    1.1x   2.8x         5.6x

---------------

(a) Earnings for such year were insufficient to cover combined fixed charges and preferred dividends by approximately $185 million.

(b) Earnings for such six month period were insufficient to cover combined fixed charges and preferred dividends by approximately $32 million.

(c) Earnings for such year were insufficient to cover combined fixed charges and preferred dividends by approximately $927 million.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus. See "Selling Securityholders" for a list of the persons receiving proceeds from the sale of the preferred stock or the underlying common stock.

                                    BUSINESS

     We are among the ten largest independent natural gas producers in the United States. We own interests in approximately 7,200 producing oil and gas wells with approximately 1.6 tcfe of proved reserves in the United States, as of September 30, 2001 (using oil and gas prices of 23.45 per barrel of oil and 3.50 per mcf of gas). More than 90% of our reserves are natural gas. Our primary operating area is the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle and in which 85% of our reserves are located. We have smaller operations in the Deep Giddings field in Texas, the Permian Basin region of southeastern New Mexico and the Williston Basin of North Dakota and Montana.

     Additional information concerning our company is included in our reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                       DESCRIPTION OF THE PREFERRED STOCK

     The following is a summary of certain provisions of the certificate of designation for our 6.75% Cumulative Convertible Preferred Stock. A copy of the certificate of designation and the form of Convertible Preferred Stock share certificate are available upon request from Chesapeake at the address set forth under "Where You Can Find More Information." The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the term the "Company" refers to Chesapeake Energy Corporation and not any of its subsidiaries.

GENERAL

     Under the Company's certificate of incorporation, the Company's board of directors (the "Board of Directors") is authorized, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. The Company currently has 3,000,000 shares of preferred stock outstanding. The Board of Directors has also authorized the issuance of up to 250,000 shares of Series A Junior Participating Convertible Preferred Stock in connection with the adoption of the Company's share rights plan in July 1998. None of such shares is outstanding. See "Description of Chesapeake Capital Stock."

     The Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is UMB Bank, N.A.

     The Convertible Preferred Stock is subject to mandatory conversion, as described below in "-- Mandatory Conversion," but is not redeemable by the Company.

RANKING

     The Convertible Preferred Stock will, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company, ranks (i) senior to all classes of common stock of the Company and to the Series A Junior Participating Convertible Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (the "Issue Date"), by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company (collectively referred to as "Junior Stock"); (ii) on a parity with any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company (collectively referred to as "Parity Stock"); and (iii) junior to each class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company ("Senior Stock").

     While any shares of Convertible Preferred Stock are outstanding, the Company may not authorize, increase the authorized amount of, or issue any shares of, any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock. Without the consent of any holder of Convertible Preferred Stock, however, the Company may authorize, increase the authorized amount of, or issue any shares of, any class or series of Parity Stock or Junior Stock. See "-- Voting Rights."

DIVIDENDS

     Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cumulative cash dividends at the rate per annum of 6.75% per share on the liquidation preference thereof of $50 per share of Convertible Preferred Stock (equivalent to $3.375 per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing February 15, 2002 (each, a "Dividend Payment Date") at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on the Company's stock register on the immediately preceding February 1, May 1, August 1 and November 1 (each, a "Record Date"). Accumulations of dividends on shares of Convertible Preferred Stock will not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

     No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by or on behalf of the Company (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

     The Company's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Convertible Preferred Stock, is limited by the terms of the Company's outstanding indebtedness. In addition, the Company's ability to declare and pay dividends may be limited by applicable Oklahoma law. See "Risk Factors -- Risks Related to the Preferred Stock -- We may not be able to pay cash dividends on the preferred stock."

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, winding-up or dissolution of the Company, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of the Company's assets available for distribution to its stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the Convertible Preferred Stock, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. If, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Company, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding-up or dissolution of its business), nor the merger or consolidation of the Company into or with any other person, will be deemed to be a voluntary or involuntary liquidation, winding-up or dissolution of the Company.

     The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

VOTING RIGHTS

     The holders of the Convertible Preferred Stock have no voting rights except as set forth below or as otherwise required by Oklahoma law from time to time.

     If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of stockholders of the Company to elect two additional directors of the Company unless the Board of Directors is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that compose the Board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

     In addition, the affirmative vote or consent of the holders of at least
66 2/3% of the outstanding Convertible Preferred Stock is required for the issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) of the Company and for amendments to the Company's certificate of incorporation that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation provides that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of the holders of the Convertible Preferred Stock, and is not deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

     In all cases in which the holders of Convertible Preferred Stock are entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

CONVERSION RIGHTS

     Each share of Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 6.4935 shares of common stock (which is calculated using an initial conversion price of $7.70 per share of common stock) subject to adjustment as described below (such price or adjusted price being referred to as the "Conversion Price").

     With respect to any shares of Convertible Preferred Stock that are "restricted securities" on the date of conversion, the shares of common stock distributed upon conversion will be treated as "restricted securities," will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Convertible Preferred Stock that are no longer "restricted securities" on a conversion date, either as a result of a resale of the Convertible Preferred Stock pursuant to the Shelf Registration Statement (as defined herein) or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by affiliates of the Company), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

     The holders of shares of Convertible Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or the Company's default in payment of the dividend due on that Dividend Payment Date. However, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Convertible Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by the Company on the Convertible Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Convertible Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

MANDATORY CONVERSION

     At any time on or after November 20, 2004, the Company may at its option cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $50.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the then prevailing Conversion Price. The Company may exercise its right to cause a mandatory conversion only if the closing price of its common stock equals or exceeds 130% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to the Company's issuance of a press release announcing the mandatory conversion as described below.

     To exercise the mandatory conversion right described above, the Company must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. The Company will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing the Company's intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by the Company (the "Mandatory Conversion Date") and will be no more than five days after the date on which the Company issues such press release.

     In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

          (i) the Mandatory Conversion Date;

          (ii) the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock;

          (iii) the number of shares of Convertible Preferred Stock to be converted; and

          (iv) that dividends on the Convertible Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

     On and after the Mandatory Conversion Date, dividends will cease to accrue on the Convertible Preferred Stock called for a mandatory conversion and all rights of holders of such Convertible Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Convertible Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

     The Company may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

     In addition to the mandatory conversion provision described above, if there are less than 250,000 shares of Convertible Preferred Stock outstanding, the Company may, at any time on or after November 20, 2006, at its option, cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to $50.00 (the liquidation preference per share of Convertible Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value (as defined below under "-- Conversion Price Adjustment") for the five trading day period ending on the second trading day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided that (i) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which the Company issues a press release announcing such mandatory conversion and (ii) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock.

FRACTIONAL SHARES

     No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the last reported sale price of the common stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by the Board of Directors to be the fair value of the common stock) at the close of business on the trading day next preceding the date of conversion.

CONVERSION PRICE ADJUSTMENT

     The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

          (i) any payment of a dividend (or other distribution) payable in shares of common stock on any class of capital stock of the Company (other than the issuance of shares of common stock in connection with the payment in conversion of Convertible Preferred Stock);

          (ii) any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Convertible Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Convertible Preferred Stock into common stock and provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

          (iii) any subdivision, combination or reclassification of the common stock;

          (iv) any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in (ii) above) made pursuant to any shareholder rights plan, "poison pill" or similar arrangement and excluding dividends payable upon the Convertible Preferred Stock;

          (v) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (iv) above, or cash distributed upon a merger or consolidation to which the fourth succeeding paragraph applies) to all holders of shares of common stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the then-preceding 12-months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its subsidiaries for shares of common stock concluded within the then-preceding 12-months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as the product of the then-current market price of the common stock times the number of shares of common stock then outstanding) on the record date of such distribution;

          (vi) the completion of a tender or exchange offer made by the Company or any of its subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by the Company or any of its subsidiaries for shares of common stock expiring within the then-preceding 12-months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (v) above to all holders of shares of common stock within the then-preceding 12-months in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer; or

          (vii) a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

     No adjustment of the Conversion Price will be required to be made until the cumulative adjustments (whether or not made) amount to 1.0% or more of the Conversion Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Conversion Price, the Company will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     The term "Market Value" means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by the Board of Directors to be the fair value of the common stock).

     In the event that the Company distributes rights or warrants (other than those referred to in (ii) above) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the holder of any Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

          (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

          (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such Convertible Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

     Following any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or any sale or other disposition of all or substantially all of the assets of the Company (computed on a consolidated basis), each share of Convertible Preferred Stock then outstanding will, without the consent of any holder of Convertible Preferred Stock, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event.

CHANGE OF CONTROL

     Except as provided below, upon a Change of Control (as defined below), holders of Convertible Preferred Stock shall, in the event that the Market Value at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (i) the Market Value (as defined above under "-- Conversion Rights") as of the Change of Control Date and
(ii) $4.0733. This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by the Company in the manner specified in the certificate of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the foregoing, upon a Change of Control in which (x) each holder of common stock of the Company receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (y) all the common stock of the Company has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Convertible Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph.

     The certificate of designation defines "Change of Control" as any of the following events:

          (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the Company's assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than to Permitted Holders;

          (ii) the adoption of a plan the consummation of which would result in the liquidation or dissolution of the Company;

          (iii) the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of the voting stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange
     Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the voting stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this definition, such other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent corporation); or

          (iv) during any period of two consecutive years, individuals who at the beginning of such period composed the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

For purposes of the definition of "Change of Control," the term "Permitted Holders" means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of the assets of the Company.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The certificate of designation provides that the Company, without the consent of the holders of any of the outstanding Convertible Preferred Stock, may consolidate with or merge into any other person or convey, transfer or lease all or substantially all its assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, the Company; provided, however that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Convertible Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Convertible Preferred Stock had immediately prior to such transaction; and (c) certain other conditions are met.

     Under any consolidation by the Company with, or merger by the Company into, any other person or any conveyance, transfer or lease of all or substantially all the assets of the Company as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the shares of Convertible Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Convertible Preferred Stock.

SEC REPORTS

     Whether or not the Company is required to file reports with the SEC, if any shares of Convertible Preferred Stock are outstanding, the Company shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See "Where You Can Find More Information." The Company shall supply each holder of Convertible Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

                    DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

     The description of our capital stock set forth below is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request these documents have also been filed with the SEC. See "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 350,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, of which 250,000 shares are designated as Series A Junior Participating Preferred Stock.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Series A Preferred Stock is described below under "-- Share Rights
Plan."

     We have 6,750,000 shares of authorized preferred stock which are undesignated. 3,000,000 shares are designated as 6.75% Cumulative Convertible Preferred Stock. Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

     While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

     Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

     Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an "interested shareholder" from engaging in a "business combination" with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

     - prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

     - upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

     - on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

     - The statute defines a "business combination" to include:

      - any merger or consolidation involving the corporation and an interested shareholder;

      - any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

      - subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

      - any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

      - the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

      - any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act. For purposes of Section 1090.3, the term "corporation" also includes the corporation's majority-owned subsidiaries.

     In addition, Section 1090.3 defines an "interested shareholder," generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

     Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

SHARE RIGHTS PLAN

     The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

     The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

     Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

     - ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

     - ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person. The earlier of these dates is called the distribution date.

     The term "acquiring person" means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

     - us or any of our subsidiaries or employee benefit plans;

     - Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a "McClendon shareholder");

     - Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a "Ward shareholder"),

     - Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares, or

     - any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a "second tier shareholder"), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder ("second tier holder shares") do not exceed the sum of (A) the holder's second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, "exempt persons").

     The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

     The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

     - upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

     - upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

     In the event that following the date of public announcement that an acquiring person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the "flip-over right").

     In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the "flip-in right"). Any rights that are or were at any time owned by an acquiring person will then become void.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

     At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

     Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

     The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a "preferred share fraction") that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

     Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

     In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

     Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

     In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

     The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

SHAREHOLDER ACTION

     Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

     Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

TRANSFER AGENT AND REGISTRAR

     UMB Bank, N.A. is the transfer agent and registrar for our common stock and the Convertible Preferred Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material U.S. Federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership, and disposition of the preferred stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor's decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the preferred stock or common stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the preferred stock or common stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a "U.S. holder" is a beneficial owner of preferred stock or common stock that is for U.S. Federal income tax purposes:

     - an individual U.S. citizen or resident alien;

     - a corporation, or entity taxable as a corporation that was created under U.S. law (federal or state); or

     - an estate or trust whose world-wide income is subject to U.S. Federal income tax.

     If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION, AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK.

CONSEQUENCES TO HOLDERS OF PREFERRED STOCK OR COMMON STOCK

     Distributions. The amount of any distribution to you with respect to preferred stock or common stock will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated earnings and profits ("earnings and profits") as determined under U.S. Federal income tax principles. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to pay dividends on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

     Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the preferred stock or the common stock will not exceed the amount of our earnings and profits in the future. Accordingly, there, can be no assurance that the dividends-received deduction will be available in respect of distributions on the preferred stock or common stock.

     In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

     - the holding period of stock the dividends on which are sought to be deducted;

     - debt-financed portfolio stock;

     - dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code; and

     - taxpayers that pay corporate alternative minimum tax.

     Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

     Sale or Other Disposition; Redemption. Upon a sale or other disposition of preferred stock or common stock (other than an exchange of preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year.

     If, following a change of control, a holder of the preferred stock exercises the option described in "Description of Preferred Stock -- Change of Control" and we elect to satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as gain or loss from the sale or other disposition of the preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

     - your interest in our common and preferred stock is completely terminated as a result of such redemption;

     - your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

     - such redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code).

     If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is taxable in the same manner as described above under "Distributions," and your adjusted tax basis in the redeemed preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

     Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution as described above under "Distributions." The adjusted tax basis of the common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of preferred stock exchanged and the holding period of the common stock received will include the holding period of the preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange.

     Adjustment of Conversion Price. Holders of preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness or assets to our stockholders, for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change of control as described under "Description of Preferred Stock" may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders' increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under "Distributions." Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

     Conversion of Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under "-- Distributions" above.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding at a maximum rate of 30.5% with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, preferred stock or common stock unless:

     - you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

     - within a reasonable period of time, you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                          NOTICE TO CANADIAN RESIDENTS

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of preferred stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any preferred stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for preferred stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of preferred stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the preferred stock in their particular circumstances and about the eligibility of the preferred stock for investment by the purchaser under relevant Canadian legislation.

                            SELLING SECURITYHOLDERS

     The preferred stock, and any shares of our common stock issued upon conversion of the preferred stock, are being offered by the selling securityholders listed in the table below. We issued and sold the preferred stock in a private placement to the Initial Purchasers, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Salomon Smith Barney Inc. The selling securityholders purchased their preferred stock from the Initial Purchasers or from subsequent holders in transactions exempt from registration under the Securities Act. Selling securityholders selling common stock, issued upon conversion of the preferred stock, acquired such stock from the Initial Purchasers or from subsequent holders in transactions exempt from registration under the Securities Act, or from the Company, through conversion of their previously acquired preferred stock.

     This prospectus covers sales, by the named selling securityholders, of preferred stock and shares of common stock issued upon conversion of the preferred stock. This prospectus will not cover subsequent sales of common stock received upon conversion of preferred stock purchased from a selling securityholder named in this prospectus.

     No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of November 6, 2001 between Chesapeake Energy Corporation and the Initial Purchasers.

     The following table sets forth, the name of each selling securityholder, the nature of any position, office, or other material relationship which the selling securityholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of preferred stock and shares of our common stock beneficially owned by such securityholder prior to the offering, the amount being offered for the securityholder's account and the amount to be owned by such security holder after completion of the offering.

     We prepared the table based on information supplied to us by the selling securityholders. We have not sought to verify such information. Additionally, some or all of the selling securityholders may have sold or transferred some or all of their preferred stock, in transactions exempt from the registration requirements of the Securities Act, or some or all of their shares of our common stock, in exempt or non-exempt transactions, since the date on which the information in the table was provided to us. Other information about the selling securityholders may also change over time.

                                                                           NUMBER OF SHARES     NUMBER OF SHARES
                               NUMBER OF SHARES       NUMBER OF SHARES    OF PREFERRED STOCK    OF COMMON STOCK
                              OF PREFERRED STOCK     OF PREFERRED STOCK   TO BE OWNED AFTER    BENEFICIALLY OWNED
                              BENEFICIALLY OWNED       BEING OFFERED      COMPLETION OF THE       PRIOR TO THE
NAME                         PRIOR TO THE OFFERING         HEREBY              OFFERING           OFFERING(1)
----                         ---------------------   ------------------   ------------------   ------------------
AIG Soundshore Holdings
 Ltd. .....................            139,500             139,500                 0                  905,843
AIG Soundshore Opportunity
 Holding Fund Ltd. ........             76,400              76,400                 0                  496,103
AIG Soundshore Strategic
 Holding Fund Ltd. ........             46,100              46,100                 0                  299,350
Alpine Associates..........            100,000             100,000                 0                  649,350
Alpine Partners, L.P. .....             15,000              15,000                 0                   97,403
Argent Classic Convertible
 Arbitrage Fund (Bermuda)
 Ltd.......................             20,000              20,000                 0                  129,870
Argent LowLev Convertible
 Arbitrage Fund Ltd........             40,000              40,000                 0                  259,740
Bear, Stearns & Co.
 Inc. .....................              5,000               5,000                 0                   32,468
BGI Global Investors c/o
 Forest Investment Mngt.
 L.L.C. ...................              5,000               5,000                 0                   32,468
Banc of America Securities
 LLC.......................            180,000             180,000                 0                1,168,830
CSFB Convertible and
 Quantitative Strategies...             50,000              50,000                 0                  324,675

                                                NUMBER OF SHARES
                             NUMBER OF SHARES    OF COMMON STOCK
                             OF COMMON STOCK    TO BE OWNED AFTER
                              BEING OFFERED     COMPLETION OF THE
NAME                              HEREBY            OFFERING
----                         ----------------   -----------------
AIG Soundshore Holdings
 Ltd. .....................        905,843               0
AIG Soundshore Opportunity
 Holding Fund Ltd. ........        496,103               0
AIG Soundshore Strategic
 Holding Fund Ltd. ........        299,350               0
Alpine Associates..........        649,350               0
Alpine Partners, L.P. .....         97,403               0
Argent Classic Convertible
 Arbitrage Fund (Bermuda)
 Ltd.......................        129,870               0
Argent LowLev Convertible
 Arbitrage Fund Ltd........        259,740               0
Bear, Stearns & Co.
 Inc. .....................         32,468               0
BGI Global Investors c/o
 Forest Investment Mngt.
 L.L.C. ...................         32,468               0
Banc of America Securities
 LLC.......................      1,168,830               0
CSFB Convertible and
 Quantitative Strategies...        324,675               0

                                                                           NUMBER OF SHARES     NUMBER OF SHARES
                               NUMBER OF SHARES       NUMBER OF SHARES    OF PREFERRED STOCK    OF COMMON STOCK
                              OF PREFERRED STOCK     OF PREFERRED STOCK   TO BE OWNED AFTER    BENEFICIALLY OWNED
                              BENEFICIALLY OWNED       BEING OFFERED      COMPLETION OF THE       PRIOR TO THE
NAME                         PRIOR TO THE OFFERING         HEREBY              OFFERING           OFFERING(1)
----                         ---------------------   ------------------   ------------------   ------------------
First Union National
 Bank......................            295,000             295,000                 0                1,915,583
FIST -- Franklin
 Convertible Securities
 Fund......................             40,000              40,000                 0                  259,740
Forest Alternative
 Strategies II.............              1,500               1,500                 0                    9,740
Forest Fulcrum Fund
 L.L.P. ...................             16,000              16,000                 0                  103,896
Forest Global Convertible
 Fund Series A-5...........             60,500              60,500                 0                  392,857
FTIF -- Franklin Income
 Fund......................              1,000               1,000                 0                    6,494
Franklin Custodian Fund --
 Income Fund...............            270,800             270,800                 0                1,758,440
FTVIPT -- Franklin Income
 Securities Fund...........             18,000              18,000                 0                  116,883
Global Bermuda Limited
 Partnership...............              4,000               4,000                 0                   25,974
Highbridge International
 LLC.......................             10,000              10,000                 0                   64,935
KBC Financial Products USA
 Inc.......................             17,500              17,500                 0                  113,636
Lakeshore International
 Ltd.......................             16,000              16,000                 0                  103,896
Lipper Convertibles,
 L.P. .....................            150,000             150,000                 0                  974,025
LLT Limited................              5,000               5,000                 0                   32,468
Lyxor Master Fund..........              2,000               2,000                 0                   12,987
Navigator Offshore Fund,
 Ltd. .....................             15,000              15,000                 0                   97,403
Navigator Partners L.P. ...              3,000               3,000                 0                   19,481
The Northwestern Mutual
 Life Insurance Company....             30,000              30,000                 0                  194,805
Peoples Benefit Life
 Insurance
 Company/ TEAMSTERS........             17,500              17,500                 0                  113,636
Ramius Capital Group.......             10,000              10,000                 0                   64,935
RBC Capital Services Inc.
 c/o Forest Investment
 Mngt. LLC.................              1,000               1,000                 0                    6,494
RCG Halifax Master Fund
 Ltd. .....................              5,000               5,000                 0                   32,468
RCG Latitude Master Fund
 Ltd. .....................             15,000              15,000                 0                   97,403
RCG Multi Strategy LP......             10,000              10,000                 0                   64,935
Retail Clerks Pension Trust
 #2........................             17,500              17,500                 0                  113,636
Spear, Leeds & Kellog
 L.P.......................             10,000              10,000                 0                   64,935
Sunrise Partners LLC.......            269,000             269,000                 0                1,746,752
UBS O'Connor LLC F/B/O UBS
 Global Equity Arbitrage
 Master Ltd. ..............             70,000              70,000                 0                  454,545
White River Securities
 L.L.C. ...................              5,000               5,000                 0                   32,468
Yield Strategies Fund I,
 LP........................              7,500               7,500                 0                   48,701
Yield Strategies Fund II,
 LP........................              7,500               7,500                 0                   48,701
Zurich Master Hedge Fund
 c/o Forest Investment
 Mngt. L.L.C. .............              5,000               5,000                 0                   32,468
                                     ---------
Total......................          2,082,300
                                     =========

                                                NUMBER OF SHARES
                             NUMBER OF SHARES    OF COMMON STOCK
                             OF COMMON STOCK    TO BE OWNED AFTER
                              BEING OFFERED     COMPLETION OF THE
NAME                              HEREBY            OFFERING
----                         ----------------   -----------------
First Union National
 Bank......................      1,915,583               0
FIST -- Franklin
 Convertible Securities
 Fund......................        259,740               0
Forest Alternative
 Strategies II.............          9,740               0
Forest Fulcrum Fund
 L.L.P. ...................        103,896               0
Forest Global Convertible
 Fund Series A-5...........        392,857               0
FTIF -- Franklin Income
 Fund......................          6,494               0
Franklin Custodian Fund --
 Income Fund...............      1,758,440               0
FTVIPT -- Franklin Income
 Securities Fund...........        116,883               0
Global Bermuda Limited
 Partnership...............         25,974               0
Highbridge International
 LLC.......................         64,935               0
KBC Financial Products USA
 Inc.......................        113,636               0
Lakeshore International
 Ltd.......................        103,896               0
Lipper Convertibles,
 L.P. .....................        974,025               0
LLT Limited................         32,468               0
Lyxor Master Fund..........         12,987               0
Navigator Offshore Fund,
 Ltd. .....................         97,403               0
Navigator Partners L.P. ...         19,481               0
The Northwestern Mutual
 Life Insurance Company....        194,805               0
Peoples Benefit Life
 Insurance
 Company/ TEAMSTERS........        113,636               0
Ramius Capital Group.......         64,935               0
RBC Capital Services Inc.
 c/o Forest Investment
 Mngt. LLC.................          6,494               0
RCG Halifax Master Fund
 Ltd. .....................         32,468               0
RCG Latitude Master Fund
 Ltd. .....................         97,403               0
RCG Multi Strategy LP......         64,935               0
Retail Clerks Pension Trust
 #2........................        113,636               0
Spear, Leeds & Kellog
 L.P.......................         64,935               0
Sunrise Partners LLC.......      1,746,752               0
UBS O'Connor LLC F/B/O UBS
 Global Equity Arbitrage
 Master Ltd. ..............        454,545               0
White River Securities
 L.L.C. ...................         32,468               0
Yield Strategies Fund I,
 LP........................         48,701               0
Yield Strategies Fund II,
 LP........................         48,701               0
Zurich Master Hedge Fund
 c/o Forest Investment
 Mngt. L.L.C. .............         32,468               0
Total......................

---------------

(1) The stated amounts, to the extent they describe common stock issuable upon conversion of the holder's preferred stock, assume conversion of all of the holders' preferred stock at a conversion ratio of 6.4935 shares of our common stock per share of preferred stock. This conversion ratio, however, will be subject to adjustment as described under "Description of the Preferred Stock -- Conversion Price Adjustment". As a result, the number of shares of our common stock issuable upon conversion of the preferred stock and, therefore, attributable to holders of preferred stock, may increase or decrease in the future.

                              PLAN OF DISTRIBUTION

     The preferred stock and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the preferred stock and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of preferred stock or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the preferred stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the preferred stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the preferred stock and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the preferred stock or common stock offering by them hereby will be the purchase price of such preferred stock or common stock less discounts and commissions, if any.

     The preferred stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the preferred stock or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the preferred stock or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell preferred stock or our common stock short and deliver preferred stock or our common stock to close out short positions, or loan or pledge preferred stock or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the preferred stock or our common stock issued upon conversion of the preferred stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the preferred stock or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate preferred stock or shares of our common stock issuable upon conversion of the preferred stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any preferred stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

     At the time a particular offering of preferred stock or shares of our common stock issuable upon conversion of the preferred stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of preferred stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Our outstanding common stock is listed for trading on the New York Stock Exchange.

     The preferred stock was issued and sold on November 13, 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be

"qualified institutional buyers" (as defined in Rule 144A under the Securities
Act). We have agreed to indemnify the Initial Purchasers and each selling securityholder, and each selling securityholder had agreed to indemnify us, the Initial Purchasers and each other selling shareholder against certain liabilities arising under the Securities Act.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the preferred stock or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the preferred stock and our common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the preferred stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the preferred stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the preferred stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the preferred stock and our common stock.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement of all the preferred stock and the shares of common stock issuable upon conversion of the preferred stock thereunder, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all preferred stock and common stock issuable upon conversion of the preferred stock cease to be outstanding.

                                 LEGAL MATTERS

     The validity of the issuance of the preferred stock and the validity of the common stock issuable upon conversion of the preferred stock have been passed upon for us by Vinson & Elkins L.L.P. In giving such opinion, Vinson & Elkins L.L.P. has relied upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

     Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake, and he beneficially owns 30,576 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of Chesapeake Energy Corporation and Gothic Energy Corporation, incorporated in this prospectus by reference to Chesapeake's annual report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Estimates of the oil and gas reserves of Chesapeake Energy Corporation and Gothic Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake's annual report on Form 10-K for the year ended December 31, 2000, were based upon reserve reports prepared by Williamson Petroleum Consultants, Inc., Ryder Scott Company, L.P. and Lee Keeling and Associates, Inc., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC's website at www.sec.gov and on our website at www.chkenergy.com. Information contained on our website is not part of this prospectus.

     In addition, reports, proxy statements and other information concerning us can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, where our common stock is listed.

     The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

          1. Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000;

          2. Definitive Proxy Statement dated April 30, 2001 for our 2001 Annual Meeting of Stockholders;

          3. Current Reports on Form 8-K filed on January 17, January 24, January 31, February 6, February 13, February 21, March 27, March 29, April 2, April 3, April 9, April 16, April 17, April 27, July 17, July 27, August 13, October 3, October 24 (as amended on October 26), October 25, October 29, November 1, November 2, November 7, December 5, 2001 and January 22, 2002 (excluding any information filed pursuant to Item 9 on any such Current Report on Form 8-K); and

          4. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses and use of net operating loss carryforwards.

     Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected

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by inaccurate assumptions or by known or unknown risks and uncertainties.
Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" and include:

     - the volatility of oil and gas prices;

     - our substantial indebtedness;

     - our commodity price risk management activities;

     - our ability to replace reserves;

     - the availability of capital;

     - uncertainties inherent in estimating quantities of oil and gas reserves;

     - projecting future rates of production and the timing of development expenditures;

     - uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

     - drilling and operating risks;

     - adverse effects of governmental and environmental regulation;

     - losses possible from pending or future litigation;

     - the strength and financial resources of our competitors; and

     - the loss of officers or key employees.

     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

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                                                                      APPENDIX A

                                    GLOSSARY

     The terms defined below are used throughout this prospectus.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Dry Hole; Dry Well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     Formation. A succession of sedimentary beds that were deposited under the same general geologic conditions.

     Mcf.  One thousand cubic feet of gas.

     MMbtu.  One million Btus.

     Present Value or PV-10. When used with respect to oil and gas reserves, present value or PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, without giving effect to nonproperty related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Tcfe. Trillion cubic feet of gas equivalent on the basis of 6 Mcf of gas per Bbl of oil.

     Working Interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

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